EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2004	2003

Income from continuing operations before income taxes (1)	$2,290	$1,980

Add: Fixed charges, excluding capitalized interest	260	283

Income as adjusted before income taxes	$2,550	$2,263

Fixed charges:
Interest expense	$143	$168
Capitalized interest	—	4
Portion of rental expense representative of interest	117	115

Total fixed charges	$260	$287

Ratio of income from continuing operations to fixed charges	9.81	7.89

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.